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                        UNITED STATES
              SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                         SCHEDULE 13D

          Under the Securities Exchange Act of 1934
                      (Amendment No. 7)

                       USG CORPORATION
-----------------------------------------------------------------
                       (Name of Issuer)

            Common Stock, par value $.10 per share
-----------------------------------------------------------------
                (Title of Class of Securities)

                          0009032931
                     --------------------
                        (CUSIP Number)

                   David J. Greenwald, Esq.
                The Goldman Sachs Group, L.P.
                       85 Broad Street
                     New York, NY  10004
                        (212) 902-1000
-----------------------------------------------------------------
        (Name, Address and Telephone Number of Person
      Authorized to Receive Notices and Communications)

                      November 28, 1995
 ------------------------------------------------------------
   (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box.  [  ]

Check the following box if a fee is being paid with the statement. [ ]
(A fee is not required, only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.)
(See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                      Page 1 of 7 pages

CUSIP No. 0009032931                                 Page 2 of 7 Pages

1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
    Goldman, Sachs & Co.


2   Check the Appropriate Box if a Member of a Group*
							(a) [  ]
                                                        (b) [  ]


3   SEC Use Only


4   Source of Funds*
    00-WC


5   Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e)		    [  ]


6   Citizenship or Place of Organization
    New York


                  7   Sole Voting Power
  Number of           1,950,937 shares of Common Stock
   Shares
Beneficially      8   Shared Voting Power
  Owned By            128,428
   Each
 Reporting        9   Sole Dispositive Power
  Person              1,950,937 shares of Common Stock
   With
                 10   Shared Dispositive Power
                      128,428


11  Aggregate Amount Beneficially Owned by Each Reporting Person
    2,079,365 shares of Common Stock


12  Check Box if the Aggregate Amount in Row (11)
    Excludes Certain Shares*				    [  ]


13  Percent of Class Represented by Amount in Row (11)
    4.6%


14  Type of Reporting Person*
    HC-BD-PN


-------------------------
* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 0009032931                                 Page 3 of 7 Pages


1   Name of Reporting Person
    S.S. or I.R.S. Identification No. of Above Person
    The Goldman Sachs Group, L.P.


2   Check the Appropriate Box if a Member of a Group*
							(a) [  ]
                                                        (b) [  ]


3   SEC Use Only


4   Source of Funds*
    00


5   Check Box if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(d) or 2(e)                 [  ]


6   Citizenship or Place of Organization
    Delaware


                  7   Sole Voting Power
  Number of           1,950,937 shares of Common Stock
   Shares
Beneficially      8   Shared Voting Power
  Owned By            128,428
   Each
 Reporting        9   Sole Dispositive Power
  Person              1,950,937 shares of Common Stock
   With
                 10   Shared Dispositive Power
                      128,428


11  Aggregate Amount Beneficially Owned by Each Reporting Person
    2,079,365 shares of Common Stock


12  Check Box if the Aggregate Amount in Row (11)
    Excludes Certain Shares*				    [  ]


13  Percent of Class Represented by Amount in Row (11)
    4.6%


14  Type of Reporting Person*
    HC-PN


-------------------------
* SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 0009032931                                 Page 4 of 7 Pages


                   This statement constitutes Amendment No. 7
("Amendment No. 7") to the Statement on Schedule 13D, dated May 17, 1993, as amended (the "Schedule 13D"), filed by Water Street Corporate Recovery Fund I, L.P. ("Water Street"), Goldman, Sachs & Co. ("Goldman Sachs") and The Goldman Sachs Group, L.P. ("GS Group" and together with Goldman Sachs, the "Reporting Persons") in respect of the beneficial ownership by the Reporting Persons of shares of the common stock, par value $.10 per share (the "Common Stock"), of USG Corporation, a Delaware corporation (the "Company"). Capitalized terms used but not defined herein shall have the meaning ascribed to them in the Schedule 13D.

          Item 5 is hereby amended as follows:

          Item 5.  Interest in Securities of the Issuer.
                   ------------------------------------

                   On November 28, 1995, the Reporting Persons distributed (the "Distribution") 658,995 shares of Common Stock owned by them to partners of Goldman Sachs and GS Group (the "Partners"). Immediately after the Distribution, Goldman Sachs and GS Group each ceased to be the beneficial owner of more than 5% of the outstanding shares of Common Stock.

                   As of the date hereof, Goldman Sachs
beneficially owns 1,788,897 shares of Common Stock (including options to acquire 51,800 shares of Common Stock) and may be deemed to be the beneficial owner of 128,428 shares of Common Stock currently held in managed accounts (the "Managed Accounts") for which Goldman Sachs exercises voting and/or investment authority. In addition, as the general partner of Water Street, Goldman Sachs may be deemed to be the beneficial owner of Warrants to purchase 116,070 shares of Common Stock and 45,970 shares of Common Stock held by Water Street. In addition, GS Group may be deemed to be the beneficial owner of (i) the Warrants to purchase 116,070 shares of Common Stock and 45,970 shares of Common Stock held by Water Street, (ii) the 1,788,897 shares of Common Stock held by Goldman Sachs (including options to acquire 51,800 shares of Common Stock), and (iii) the 128,428 shares of Common Stock held in Managed Accounts with respect to which Goldman Sachs may be deemed to be the beneficial owner. Accordingly, Goldman Sachs and GS Group may be deemed to beneficially own (without giving effect to the Warrants owned by Water Street) 4.3% of the outstanding shares of Common Stock. Assuming that Water Street exercises all of its Warrants, but that no other Warrants are exercised, Goldman Sachs and GS Group may be deemed to beneficially own 4.6% of the outstanding shares of Common Stock. Goldman Sachs and GS Group each disclaims beneficial ownership of the shares of Common Stock held in Managed Accounts.

                   A schedule describing all transactions in the Common Stock effected by the Reporting Persons during the past sixty days is attached hereto as Exhibit L and incorporated by reference herein.

CUSIP No. 0009032931                                 Page 5 of 7 Pages


                          SIGNATURE
                          ---------


          Each of the undersigned certifies, after reasonable inquiry and to the best of its knowledge and belief, that the information set forth in this statement is true, complete and correct.


                                            GOLDMAN, SACHS & CO.


                                            By:/s/Richard A. Friedman
                                               -----------------------
                                               Name:  Richard A. Friedman
                                               Title: General Partner



                                            THE GOLDMAN SACHS GROUP, L.P.


                                            By:/s/Richard A. Friedman
                                               -----------------------
                                               Name:  Richard A. Friedman
                                               Title: General Partner

Dated:  November 30, 1995

CUSIP No. 0009032931                                 Page 6 of 7 Pages


                      Index to Exhibits
                      -----------------

Exhibit                  Description                 Page
-------                  -----------                 ----

L                   Schedule of Transactions

CUSIP No. 0009032931                                 Page 7 of 7 Pages



								Exhibit L
								---------

                          USG Corp.
   Trade Date 29-SEP-95 thru 27-NOV-95 check thru 27-NOV-95

Off           RR Account        Account Name
      Cusip       Sid         Ticker
Security
						        Description
               Type        TradeDate               -----------------------
Sett/Date        Ref. Num    RLT
                                                    Pur-
                                                   chased    Sold    Price

903293-40-5   0325M-0   USG     USG CORP (NEW)
      17-OCT-95   20-OCT-95   1017-270891-12 (12)           10,000    29.00

903293-40-5   0325M-0   USG     USG CORP (NEW)
      16-NOV-95   21-NOV-95   1116-270820-12 (12)            7,000    30.287

903293-40-5   0325M-0   USG     USG CORP (NEW)
      16-NOV-95   21-NOV-95   1116-270819-12 (12)           10,000    30.287

9PG756-48-5   921E8-8   USG04A6D             CALL   EX JAN 04, 96 28.5USD
USG OTC EURO
      10-OCT-95   13-OCT-95   1010-013160-12                   518     1.15
(353)

903293-40-5   0325M-0   USG     USG CORP (NEW)
      09-OCT-95   12-OCT-95   1009-013130-12 (12)            6,000    27 5/8
      09-OCT-95   12-OCT-95   1009-013138-12 (12)            9,000    27 5/8
      10-OCT-95   13-OCT-95   1010-013139-12 (12)            5,000    27 2/4
      10-OCT-95   13-OCT-95   1010-013144-12 (12)            5,000    27 2/4
      08-NOV-95   13-NOV-95   1108-013134-12 (12)            5,000    29 3/4

9PG756-48-5   92IE8-8   USG04A6D             CALL   EX JAN 04, 96 28.5USD
USG OTC EURO
      10-OCT-95   13-OCT-95   1010-013160-13          518              1.15
(353)

903293-40-5   0325M-0   USG     USG CORP (NEW)
      09-NOV-95   14-NOV-95   1109-080256-12 (12)   4,400             29 7/8
      09-NOV-95   14-NOV-95   1109-080257-12 (12)   1,000             29 2/4
      09-NOV-95   14-NOV-95   1109-080258-12 (12)     500             29 2/4

903293-40-5   0325M-0   USG     USG CORP (NEW)
      09-NOV-95   14-NOV-95   1109-080259-12 (12)   2,900             29 2/4
      16-NOV-95   21-NOV-95   1116-092010-13 (350)          50,000    30.00
      16-NOV-95   21-NOV-95   1116-092508-12 (12)   2,500             30.00
      16-NOV-95   21-NOV-95   1116-092509-12 (12)   1,500             30.00
      16-NOV-95   21-NOV-95   1116-092510-12 (12)  10,000             30 1/4
      16-NOV-95   21-NOV-95   1116-092511-12 (12)   5,000             30 3/8
      16-NOV-95   21-NOV-95   1116-092512-12 (12)  31,000             30 1/4

903293-40-5   0325M-0   USG     USG CORP (NEW)
      13-OCT-95   18-OCT-95   1013-300821-12 (12)   1,037             29 1/4
      13-OCT-95   18-OCT-95   1013-300822-12 (12)            1,037    29.00

All transactions were effected by Goldman Sachs on the New York
Stock Exchange.